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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

Royal Standard Minerals Inc.
(Translation of registrant's name into English)
3258 Mob Neck Road, Heathsville, Virginia, 22473
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. 780919 TSX Venture: RSM

Listed S&P OTC BB: RYSMF

For Immediate release

ROYAL STANDARD TO COMMENCE CONSTRUCTION

OF UNDERGROUND GOLD MINE TARGETED TO PRODUCE

50,000 OZ. PER YEAR AT GOLD WEDGE PROJECT IN NEVADA

Sparks, Nevada, December 9, 2002--Royal Standard Minerals announced today that the Company intends to commence construction on its 100% owned Gold Wedge gold project in the Manhattan Gold District of Nevada in February 2003 with a target of commencing pilot underground production prior to the end of the 2nd Quarter, 2003, and achieving an annual production run-rate of approximately 50,000 ounces of gold per year by the 4th Quarter, 2003.

A recent independent technical report, filed with SEDAR and the exchanges -- prepared by geology consultants Messrs. Roger C. Steininger and Timothy Master -- for the Gold Wedge property indicates measured resources of 104,706 ounces @ 0.494 opt grade, indicated resources of 47,052 ounces @ 0.583 opt grade and 394,626 ounces of inferred resources @ 0.494 opt gold grade, all at a 0.15 opt cutoff grade. A second technical report by Mr. Larry Martin completed in September, 2002, indicated resource results in line with the Steininger and Master report.

The independent reports received by the Company also indicate that this resource has significant additional development potential. Both the Reliance fault and the ring structures of the Manhattan Caldera margin have the potential to host additional gold resources other than those summarized above. Additionally, this geologic setting along the margin of the Manhattan Caldera down plunge and along strike of the Gold Wedge deposit offers substantial potential to expand the size of this deposit. This portion of the property has yet to be tested.

The targeted Central Zone, the area to be developed and put into production according to the study, has had approximately 40,000 feet of drilling based on 57 drill holes and more than $7 million of exploration performed by prior owners: Freeport Exploration, Sunshine Mining, Crown Resources and others within the district. The Central Zone consists of mineralization along the Reliance Fault, the primary structural zone, and ring structures that occur near the margin of the Manhattan caldera. The Manhattan district has produced approximately 800,000 ounces of gold historically – from areas adjacent to the Gold Wedge to the southeast -- with earlier production also sourced along the Reliance Fault at grades of 0.3 to 0.6 ounces/ton.

A preliminary feasibility study utilizing outside consultants estimates for the measured and indicated resources that cash operating costs are estimated to be $45/ton, for an estimated cash cost of approximately $150 per ounce of gold. The initial production rates as planned are anticipated to be about 500 tons per day with targeted annual gold production in the 50,000-ounce range. This economic run utilized a head grade of 0.35 opt gold and an 85% recovery rate at a 0.15 opt cutoff grade. The Company expects that the head grades could be substantially higher than those indicated. This study also indicated that a 0.4 opt head grade and a 90-92% recovery rate would add about 20,000 ounces per year to the currently proposed production rate of 50,000 ounces per year and reduce the total cash operating costs from $150/ounce to approximately $114/ounce, all at a $300/ounce gold price.

A unique feature of the deposit is that the gold is largely recoverable by gravity separation (estimated to be 85%), with the balance of the recoverable gold to be heap leached which is expected to bring the final recovery to approximately the mid-90% range. The recovery estimates will be adjusted subsequent to the processing of the initial 8,000-ton bulk sample that is expected to be obtained during the second quarter-2003. It should be emphasized that these estimates are preliminary and therefore, are subject to adjustments based upon the results of decline development and the processing of the bulk sample. The Company has plans to further drill test the deposit in order to upgrade the quality of the inferred resources.

The Underground Development Plan

Due to the characteristics of the geology, phase one of the development plan includes a 2000-foot decline to the depth of 350 feet, with the ore body to be initially encountered at 88 feet. Here bulk sampling and pilot mine production is anticipated to commence in the 2nd and 3rd quarters, 2003, with a target of completing mining feasibility by late Spring, 2003. The objective is to achieve scaled-up production in the 3rd Quarter, 2003, and to be at full run-rate by the 4th quarter of 2003.

The actual scale of the mining and milling operation will be finalized based upon the results of the underground sampling and drilling program. This program is anticipated to be completed in conjunction with an underground and surface drilling program to test the size and quality of known ore-grade extensions to the deposit.

But, while the current mining plan is based on the currently-known resource, internal geological studies by the Company and its geological consultants suggests potentially wide-spread extensions of the defined resource both laterally and to depth. The Gold Wedge adjoins the currently inactive West Pit of the Little Grey mine, formerly operated by Echo Bay, and the strata mined at the West Pit are known to continue onto and under the currently targeted gold resource at Gold Wedge. Management considers the expansion potential to be significant.

Roland Larsen, the president of Royal Standard, said, "The general trend in Nevada gold exploration and development is to look at high-grade underground opportunities, and the Gold Wedge project indicates that its true potential lies at depth. We appear to be graced with unusually favorable factors – including superior metallurgy – and low overall development costs toward bringing the deposit to production. Our geological staff are also excited to drill the margin of the caldera to depth, where drilling results have returned values comparable to the Central zone. We also plan to make a detailed evaluation of a discovery of both high-grade and low-grade bulk tonnage, near surface mineralization identified in previous drilling along the west side of the current Gold Wedge resource."

Management submitted its applications for a mining permit with the Nevada Department of Environmental Protection (NDEP) for the Gold Wedge project in early October, has negotiated the total cost of the reclamation bond with NDEP, is currently finalizing construction contracts for the portal and decline and anticipates approval of the mining permit by the end of January 2003.

The Company has secured the required financing commitments of $3 million to complete all development and construction, including the mill, gravity separation and leach pad facilities.

About Royal Standard

Royal Standard holds a prime portfolio of four attractive projects with significant, already-defined resources. In addition to the Gold Wedge Project, the Company’s 100%-owned Pinon Gold Project is located on the southern portion of the Carlin Trend (a belt that has produced more than 50 million ounces of gold). Here, RSM has a large land position that has had detailed deposit-definition drilling programs including more than 700 drill holes.

The deposit in the Main Zone has been evaluated with more than 300 drill holes. The Company has begun a detailed evaluation of the Main zone deposit and plans to drill 30 additional holes in 2003 to further delineate a higher-grade starter pit, to expand the size and insure the quality of the resource within the proposed pit. This is expected to bring the project to a final economic evaluation, defining the size and grade of the deposit, with an eye to initiating production at Pinon in 2004.

Royal Standard’s Pinon Project is located on the southern extension of the Carlin Trend, 8 miles south of Newmont’s 5-million-ounce Rain and Rain-Extension Mines. Here, the Company holds more than 16,000 acres of highly prospective ground that contains several extensively drill-tested, near-surface resources that are currently being evaluated for possible development in conjunction with the Pinon-Main and North Pod deposits. The geologic setting of this property package indicates that there is deep (underground) potential to host gold deposits similar to the nearby Rain-Extension mine.

According to an independent study by Qualified Person Ted DeMatties (October 2002), recently filed with SEDAR, the mineral resource at Pinon is 3.67 million tons, measured, 14.43 million tons of indicated resources, plus 12.54 million tons, inferred, at a grade of 0.026 opt gold, at a cutoff grade of 0.01 opt gold. This estimate is based upon approximately 314 drill holes drilled on 30-foot to 150-foot centers. The Company is completing a final report that addresses the economic potential of the Pinon property this month.

The Pinon project offers an ideal situation for RSM with near-term production potential via the near surface, heap leach deposits and the opportunity to explore for underground gold deposits in an area where Newmont Mining is the major player.

For more information on Royal Standard Minerals and the Gold Wedge Project, call Roland Larsen, president, at (804) 580-8107, fax (804) 580-4132 or e-mail to rolandlarsen@direcway.com. For further information and maps of the area and deposit, visit www.royal-standard.com

Royal Standard Minerals cautions that the statements made in this press release and other forward-looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates and other risks detailed herein and from time to time in the Securities and Exchange Commission filings by the Company.

The Canadian Venture Exchange does not accept responsibility for the adequacy or accuracy of this release as per Exchange Policy 3.3, Section 6.5.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date December 9, 2002